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                              [Form of Opinion]

                                                                     Exhibit 8.2


____________, 1999



Camden National Corporation
P.O. Box 310
Camden, ME 04843

Ladies and Gentlemen:

We refer to the transaction described in a so-called "Agreement and Plan of Merger by and among Camden National Corporation, Camden Acquisition Subsidiary, Inc., KSB Bancorp, Inc., and Kingfield Savings Bank"(the "Agreement"), the most recent draft of which is dated July 27, 1999. Any capitalized term used and not defined herein has the same meaning given to it in said Agreement.

Pursuant to the terms of the Agreement, Camden Acquisition Subsidiary, Inc., a newly-formed, direct, wholly-owned subsidiary of Camden National Corporation, will be merged with and into KSB Bancorp, Inc.(the "Merger"). Subsequent to the Merger, KSB Bancorp, Inc. will merge with and into Camden National Corporation (the "Subsequent Merger"). Finally, United Bank will merge with and into Kingfield Savings Bank (the "Bank Merger").

Berry Dunn McNeil & Parker, LLC (the "Firm") has been requested to provide an opinion (the "Opinion") as to certain federal income tax consequences resulting from the Merger. Specifically, with respect to these matters, you have asked the Firm to address the federal income tax consequences of the following questions:

1.   Whether the Merger and Subsequent Merger and Bank Merger will each
     constitute a   "reorganization" within the meaning of Section 368(a)(1) of
     Internal Revenue Code of 1986, as amended (the "Code")?

2. Whether Camden National Corporation, Camden Acquisition Subsidiary, Inc., KSB Bancorp, Inc., United Bank, and Kingfield Savings Bank will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code?

3. Whether gain or loss will be recognized to the Camden National Corporation or its shareholders as a result of the transaction?

In rendering the Opinion, representatives of the Firm have relied upon the accuracy and completeness of the facts, information, and representations contained in the Agreement and other documents which we have deemed relevant and necessary (these items are hereafter collectively


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Camden National Corporation
            , 1999
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referred to as the "Documents"). The Opinion is conditioned, among other things, not only upon such accuracy and completeness as of the date of such documents, but also upon the continuing accuracy and completeness thereof as of the Effective Time and Subsequent Effective Time.

Additionally, the Opinion is explicitly conditioned upon representations contained in a certain letter dated as of the date hereof from Camden National Corporation, (the "Representation Letter"). In that regard, the Firm hereby incorporates by reference all of the statements of facts and factual representations contained in the Documents and Representation Letter and, for purposes of rendering the Opinion, the Firm has assumed (without attempting any independent verification) that all of the statements of facts and factual representations set forth in the Documents and Representation Letter are true and complete.

I.  OPINION

Based upon the foregoing facts, factual assumptions and representations set forth in Sections II and III hereof, and the Code, Committee Reports, legislative history and the relevant Internal Revenue Service and judicial precedents as of the date hereof, the Firm is of the Opinion that:

1. The Merger, Subsequent Merger and Bank Merger will each constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code.

2. Camden National Corporation, Camden Acquisition Subsidiary, Inc., KSB Bancorp, Inc., United Bank, and Kingfield Savings Bank will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

3. No gain or loss will be recognized to Camden National Corporation, its shareholders, its members, and the resulting reorganized entities as a result of the transactions.

II. FACTS

A.  TRANSACTION

For what has been represented to be valid business reasons, pursuant to the Agreement, the following transactions will occur:

1.   Camden Acquisition Subsidiary, Inc. will be formed as described above.

2. Camden Acquisition Subsidiary, Inc. will merge with and into KSB Bancorp, Inc. pursuant to the applicable state laws with KSB Bancorp, Inc. being the surviving corporation. As described in Section 3.1(a) of the Agreement, each share of common stock of KSB Bancorp, Inc. will be converted into and become the right to receive 1.136 shares of Camden National Corporation common stock.

3. Each outstanding share of Camden Acquisition Subsidiary, Inc will be converted into and exchangeable for one share of common stock of KSB Bancorp, Inc.


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Camden National Corporation
            , 1999
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4.    No fractional shares of Camden Common Stock will be issued. In lieu thereof Camden National Corporation will pay an amount of cash determined pursuant to the provisions of Section 3.3 of the Agreement.

5. Soon after the Merger, Camden National Corporation shall cause KSB Bancorp, Inc. to merge with and into Camden National Corporation (the "Subsequent Merger".)

6. Soon after the Merger, Camden National Corporation shall cause United Bank to merge with and into Kingfield Savings Bank (the "Bank Merger".)

III. REPRESENTATIONS

The following representations were made by the management of Camden National Corporation. Camden National Corporation understands that these representations form an integral part of the Firm's opinion regarding the Merger:

1. The Merger, Subsequent Merger and Bank Merger will be consummated in compliance with the material terms of the Agreement and none of the material terms and conditions therein have been waived or modified and Camden National Corporation has no plan or intention to waive or modify further any such material condition.

2. The ratio for the exchange of shares of stock of KSB Bancorp, Inc. for common stock of Camden National Corporation in the Merger was negotiated through arm's length bargaining. Accordingly, the fair market value of the Camden National Corporation common stock to be received by KSB Bancorp, Inc. stockholders in the Merger will be approximately equal to the fair market value of the KSB Bancorp, Inc. stock surrendered by such stockholders in exchange therefor.

3. The management of Camden National Corporation knows of no plan or intention by any stockholder of KSB Bancorp, Inc. to sell, exchange, transfer by gift or otherwise dispose of any of the shares of common stock of Camden National Corporation to be received by them in the Merger. In addition, the management of Camden National Corporation is not aware of any transfers of KSB Bancorp, Inc. stock by any holders thereof prior to the Effective Date which were made in contemplation of the Merger.

4. As a result of the Merger, KSB Bancorp, Inc. will transfer to Camden Acquisition Subsidiary, Inc. at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets of KSB Bancorp, Inc. held by it immediately prior to the Merger. For this purpose, amounts used to pay dissenters or to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by KSB Bancorp, Inc. immediately prior to the Merger will be considered as assets held by KSB Bancorp, Inc. immediately prior to the Merger. The management of Camden National Corporation is not aware of KSB Bancorp, Inc. having redeemed any of its stock, having made any distribution with respect to any of the its stock, or having disposed of any of its assets in anticipation of or as a part of a plan for the acquisition of it by Camden Acquisition Subsidiary, Inc.


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Camden National Corporation
            , 1999
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5.   Prior to the Merger, Camden National Corporation will be in control of
     Camden Acquisition Subsidiary, Inc. within the meaning of Section 368(c) of the Code.

6. Camden National Corporation has no plan or intention to reacquire any of its stock issued in the Merger.

7. Camden National Corporation is the owner of all of the outstanding stock of Camden Acquisition Subsidiary, Inc.

8. The liabilities to which the transferred assets of KSB Bancorp, Inc. are subject were incurred by KSB Bancorp, Inc. in the ordinary course of its business. No liabilities of any person other than KSB Bancorp, Inc. will be assumed by Camden National Corporation in the Subsequent Merger, and none of the shares of KSB Bancorp, Inc. to be surrendered in exchange for Camden National Corporation common stock in the Merger will be subject to any liabilities.

9. Immediately after the Merger and Subsequent Merger, Camden National Corporation intends to cause KSB Bancorp, Inc to continue the historic business of KSB Bancorp, Inc. or use a significant portion of the historic business assets of KSB Bancorp, Inc. in a business.

10. Camden National Corporation, Camden Acquisition Subsidiary, Inc. and KSB Bancorp, Inc. will pay their respective expenses, if any, incurred in connection with the Merger. Camden National Corporation, Camden Acquisition Subsidiary, Inc. and KSB Bancorp, Inc. will not pay any of the expenses of the stockholders of KSB Bancorp, Inc. incurred in connection with the Merger.

11. There is no intercorporate indebtedness existing between Camden National Corporation and KSB Bancorp, Inc. or between Camden Acquisition Subsidiary, Inc. and KSB Bancorp, Inc. that was issued, acquired, or will be settled at a discount.

12.  Camden National Corporation is not an investment company as defined in
     Section 368(a)(2)(F)(iii) and (iv) of the Code.

13. KSB Bancorp, Inc. is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

14. On the date of the Merger, the fair market value of the assets of KSB Bancorp, Inc. will exceed the sum of its liabilities (including any liabilities to which its assets are subject).

15. No stock of Camden Acquisition Subsidiary, Inc. will be issued in the Merger.

16. The payment of cash in lieu of fractional shares of stock of KSB Bancorp, Inc. was not separately bargained for consideration and is being made for the purpose of saving Camden National Corporation the expense and inconvenience of issuing fractional shares.


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Camden National Corporation
            , 1999
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17.  None of the compensation received by any stockholder-employee of KSB
     Bancorp, Inc. (or its subsidiaries) pursuant to any employment, consulting or similar arrangement is or will be separate consideration for, or allocable to, any of his shares of KSB Bancorp, Inc. stock. None of the shares of common stock of Camden National Corporation received by any stockholder-employee of KSB Bancorp, Inc. (or its subsidiaries) pursuant to the Merger (other than any such shares received in connection with the termination in the Merger of certain stock options to purchase KSB Bancorp, Inc. common stock) are or will be separate consideration for, or allocable to, any such employment, consulting or similar arrangement. The compensation paid to any stockholder-employee of KSB Bancorp, Inc. (or its subsidiaries) pursuant to any such employment, consulting or similar arrangement is or will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

IV. CAVEATS AND LIMITATIONS

It is assumed for the purpose of this Opinion that the management of Camden National Corporation, Camden Acquisition Subsidiary, Inc., KSB Bancorp, Inc., United Bank, and Kingfield Savings Bank are not aware of any facts inconsistent with those set forth above and in the Documents. Also, it is assumed that the Documents accurately reflect all consummated and proposed transactions. The existence of inconsistent facts and/or consummated or proposed transactions not set forth in the Documents could materially alter our opinions.

Additionally, the opinions expressed herein are based upon the provisions of the Code, Treasury Regulations promulgated thereunder, judicial decisions, revenue rulings and procedures and related authorities issued to, and in effect on, the date of this opinion.

Furthermore, no assurance can be given that the Internal Revenue Service or the courts will not alter their present views, either prospectively or retroactively, or adopt new views in respect of our opinions. In that event, the opinions expressed herein would necessarily have to be reevaluated in light of any change in such views. We assume no obligation to advise you of any change in any such provisions or views which would affect our opinions set forth herein.

Our opinion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of any such facts or representations. Our opinion would require reevaluation in the event of any change in any such fact or representation.

The opinions expressed in this opinion reflect what we believe to be the Federal income tax consequences of the transactions described herein. Nevertheless, they are only opinions, and no assurance can be given that the Internal Revenue Service will not challenge any position taken in such opinions. Furthermore, it should be noted that we express no opinion regarding tax consequences under the laws of any state or local jurisdiction.


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Camden National Corporation
            , 1999
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V.  SUBSTANTIAL AUTHORITY

Without limiting the foregoing, providing the facts, assumptions, and representations contained herein are correct, substantial authority, within the meaning of Section 6662 of the Code, exists to each of the conclusions made in this opinion.

VI. CONSENT

The opinions expressed herein are provided solely for the benefit of Camden National Corporation, its shareholders, its members, and the resulting reorganized entities. This letter should not be distributed to, nor may it be relied upon by, any other organization or person; provided, however, that the Firm hereby consents to the filing of this letter as an exhibit to the Registration Statement.

Sincerely,



Berry, Dunn, McNeil & Parker, LLC